==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   March 13, 2006                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL POSITION AND OPERATING RESULTS


THIS DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT FEBRUARY 15, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD., AND A REFERENCE TO TECK COMINCO METALS OR TO COMINCO REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

CAUTION ON FORWARD-LOOKING INFORMATION

This report  contains  certain  statements  which  constitute  forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include but are not limited to statements concerning our business objectives and plans; future trends in our industry; future production costs and volumes; mineral grades, reserve and resource estimates and ore types; sales volumes and realized prices; capital spending plans; exploration plans; expansion plans; expected metallurgical coal market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; our processing technologies; global economic growth and industrial demand; production of coal, base metal concentrates and refined metal by our operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which we are involved; future effective tax rates; and future benefits costs.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans, including risks generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with our dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to continue to secure adequate transportation for our products; that we are able to procure mining equipment and operating supplies (including tires) in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; that our coal price negotiations with customers will be resolved on acceptable terms as to price and volume; that environmental and other proceedings or disputes are satisfactorily resolved; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in our Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

OPERATIONS

Coal mining represents a major portion of Teck Cominco operations. The company is a 39% owner (increasing to 40% on April 1, 2006) and managing partner of the Elk Valley Coal Partnership, formed in 2003, which operates six metallurgical coal mines in Western Canada, with coal production of 26 million tonnes in 2005.

In base metal mining, Teck Cominco owns and operates the Red Dog zinc mine under an agreement with NANA Regional Corporation Inc., an Alaskan native corporation. In addition, the company has a 97.5% partnership interest in the Highland Valley Copper mine in British Columbia and a 22.5% interest in the Antamina copper, zinc mine in Peru. The company also owns the Pend Oreille zinc, lead mine in Washington State, which provides concentrates to the Trail metallurgical operations.

Teck Cominco's gold mining operations are represented with its 50% joint venture interest in two mines in the Hemlo camp in Ontario and a 40% interest in the Pogo mine in Alaska in a joint venture with the Sumitomo Group.

In smelting and refining, the company operates the wholly owned Trail metallurgical complex in British Columbia, producing refined zinc, lead and a number of by-products including germanium and indium.

The table below shows Teck Cominco's share of production of its principal products for the last five years and planned production for 2006.

Five-Year Production Record and 2006 Plan (Company's share)

================================================================================================================
                                       UNITS                                                                2006
                                     (000's)        2001        2002      2003        2004        2005      PLAN
================================================================================================================
SMELTER AND REFINERIES (Note 1)
   Zinc                               tonnes         290         362       412         413         223       295
   Lead                               tonnes          55          81        88          84          69        95

MINE OPERATIONS (Note 2)
   Metallurgical coal (Note 3)        tonnes       6,671       6,889     7,558       9,277       9,948     9,700
   Zinc                               tonnes         731         714       665         619         657       660
   Lead                               tonnes         158         126       125         119         110       115
   Copper                             tonnes         150         202       176         248         263       260
   Molybdenum                         pounds       2,609       3,836     4,934      11,631       9,482     7,400
   Gold                               ounces         553         285       281         261         245       440
================================================================================================================

Notes:
(1) Planned production of refined zinc and lead in 2006 is higher than 2005 levels because 2005 production was affected by a strike from July to early October at Trail. Zinc production decreased with the sale of the Cajamarquilla zinc refinery in Peru at the end of 2004.
(2) Production and sales data for base metals refer to metals contained in concentrate.
(3) Coal production does not include the company's 5.3% indirect interest in Elk Valley Coal Partnership through its investment in Fording Canadian Coal Trust units

ZINC MINING

RED DOG (100%)

The Red Dog mine, located in northwest Alaska, is the world's largest zinc producer. It is operated by Teck Cominco under an agreement with NANA Regional Corporation Inc., an Alaskan native corporation.

In 2005, the mine produced 568,000 tonnes (1.25 billion pounds) of zinc and 102,000 tonnes (225 million pounds) of lead. Site operating costs increased 16% in 2005 as a result of escalating fuel, reagent, and grinding media costs. Capital expenditures in 2005 totalled $34 million compared with $19 million in 2004. A shallow gas exploration program returned positive preliminary results, and a follow-up program is planned for 2006 to determine the economic potential as a replacement for diesel fuel used for power generation.

Zinc sales in 2005 were 18% lower than the year before as above-normal sales volumes in 2004 resulted in lower opening inventories at the beginning of 2005.

Despite lower sales volumes, operating profit increased to $325 million from $207 million in 2004, primarily due to higher zinc and lead prices.

The lead concentrate produced by Red Dog contains significant amounts of silver. In 2005, Red Dog received by-product revenues for 1.97 million ounces of silver, net of treatment charges, as part of the sales proceeds of lead concentrates. Similar amounts of silver contained in lead concentrates are expected in 2006. Production in 2006 is estimated to be 574,000 tonnes (1.26 billion pounds) of zinc and 108,000 tonnes (238 million pounds) of lead. Capital expenditures for 2006 are planned at $31 million, including $9 million for infrastructure, $7 million for process improvements and $15 million for sustaining capital.

RED DOG MINE, ALASKA, U.S.A.

==============================================================================
100%                                                  2005      2004      2003
==============================================================================

Tonnes milled (000's)                                3,087     2,948     3,154
Zinc grade (%)                                        21.7      22.0      21.7
Lead grade (%)                                         5.6       6.0       6.2
Zinc recovery (%)                                     84.9      85.6      84.6
Lead recovery (%)                                     59.0      65.9      63.8
Zinc production (000's tonnes)                       568.0     554.2     579.3
Zinc sales (000's tonnes)                            544.8     661.2     566.5
Lead production (000's tonnes)                       102.3     117.0     124.9
Lead sales (000's tonnes)                            105.0     126.8     124.4
Capital expenditures ($ millions)                       34        19         7
Operating profit ($ millions)                          325       207        42
==============================================================================

Pursuant to a royalty agreement with NANA Regional Corporation Inc., the company pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the company recovers certain capital expenditures including an interest factor, the company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2005, the amount of unrecovered capital expenditures including interest was US$621 million and the cumulative amount of advance royalties paid was US$114 million. The date on which the 25% net proceeds of production royalty will become payable to NANA will depend on a number of factors, including future zinc and lead prices, capital expenditures and the cumulative amount of advance royalty payments. The company estimates that payment of the 25% royalty could commence in 2010 assuming metal prices and capital expenditure levels are consistent with those in 2005.

PEND OREILLE (100%)

The Pend Oreille mine, located in northeastern Washington State, provides zinc and lead concentrates to the Trail smelter 80 km north of the mine in British Columbia. In 2005, production totalled 45,000 tonnes of zinc and 8,000 tonnes of lead in concentrates. Production in 2006 is estimated to be at similar levels. Development of an access ramp to the north end of the reserve is now complete, and exploration in the immediate vicinity of the mine will continue in 2006.

Operating profit improved to $2 million in 2005 compared with a $4 million operating loss in 2004 as a result of increased production and higher metal prices.

COAL

ELK VALLEY COAL PARTNERSHIP (39%)

Elk Valley Coal operates five metallurgical coal mines in southeastern British Columbia and one in west central Alberta. Elk Valley Coal is the second largest seaborne exporter of metallurgical coal in the world. Expansion initiatives were completed in 2005 to increase the combined annual production capacity of the six operations to 28 million tonnes. Teck Cominco holds a 39% (40% on April 1, 2006) partnership interest in Elk Valley Coal and a 5.3% indirect interest through its investment in Fording Canadian Coal Trust.

Decisions were made in 2004 to proceed with the development of the Cheviot pit at Cardinal River and to proceed with expansion plans at the Fording River and Elkview operations.

Total expenditures in 2005 on these three projects were $131 million. The Fording River expansion and the development of the Cheviot pit at Cardinal River were completed in 2005, and the capacity addition work at Elkview is expected to be completed in 2007.

In August 2005, Elk Valley Coal finalized an agreement with POSCO and Nippon Steel Corporation that provided for ten-year sales contracts, with annual sales tonnage increasing from 4.9 million tonnes in the 2005 coal year to 6.3 million tonnes by the 2007 coal year. In addition, POSCO and Nippon Steel each contributed US$25 million to acquire a 2.5% equity interest in Elkview. The proceeds of the sale of the equity interest are being utilized to fund the equipment purchases required to expand annual production capacity to 7 million tonnes.

COAL OPERATIONS, B.C. AND ALBERTA, CANADA
==============================================================================
100%                                                    2005     2004     2003
==============================================================================

Coal production (000's tonnes)
   Elk Valley Coal                                    25,679   24,889   18,406
   Elkview                                                --       --      824
   Bullmoose                                              --       --      479
Coal sales (000's tonnes)                             24,124   25,004   22,566
Operating expenses (Cdn$/tonne)
   Cost of products sold                                  32       26       28
   Transportation and other                               35       29       25
Capital expenditures (Note) ($ millions)                  64       43       15
Company's share of operating profit ($ millions)         512      125       91
==============================================================================

Note:  Sustaining capital expenditures exclude expansion capacity costs

Additional waste stripping, which is required for sustaining a higher production rate, began in 2005 and is expected to continue into 2007.

A letter of intent was signed with JFE Steel Corporation on a ten-year coal sales contract to increase its annual tonnage to 2.5 million tonnes. The JFE contract is expected to be finalized in early 2006.

Coal sales by Elk Valley Coal declined slightly from the 2004 level to 24.1 million tonnes in 2005 despite the strong coal market fundamentals. The decrease was due mainly to a buildup of inventories caused by the deferral of shipments by several customers in the year. Despite the reduced sales level, the significantly higher coal prices led to a $387 million increase in Teck Cominco's share of Elk Valley Coal's operating profit, to $512 million from $125 million in 2004. The positive effect of the high coal prices was partially offset by higher production and transportation costs. Higher prices for repair parts and fuel and longer waste haul distances led to increased site costs. Higher rail rates in a new five-year rail contract with CP Rail and port rates partially linked to coal pricing led to significant increases in transportation costs.

A new four-year collective agreement at the Line Creek operation was reached and ratified in January 2006. The collective agreement at the Elkview mine expired at the end of October 2005 and negotiations are ongoing. The collective agreement at Fording River operations expires in April 2006.

Elk Valley Coal has requested a review of the loading rate under its contract with Westshore Terminals for the Elkview operations effective April 1, 2005. The contract provides that if the parties cannot agree on an appropriate rate, the matter will be resolved by arbitration. Arbitration is scheduled to take place in the second quarter of 2006.

COPPER

HIGHLAND VALLEY COPPER (97.5%)

The Highland Valley mine, located in south central British Columbia, is one of the world's largest-tonnage copper mining and milling complexes.

Mill throughput exceeded 50 million tonnes for the second consecutive year as the operation achieved a record average throughput of 138,800 tonnes per day in 2005. Copper production totalled 179,000 tonnes (395 million pounds) and molybdenum production was 6.3 million pounds. Some ore from the closed Highmont mine was processed, beginning in October 2005. The Highmont ore has a higher molybdenum grade and a lower copper grade relative to ores from the Valley and Lornex pits and is economic at current metal prices.

Operating profit increased to a record $613 million from $431 million in 2004 due to higher metal prices and a 19% increase in copper sales volumes, despite a 36% drop in molybdenum sales.

Production in 2006 is estimated to be 178,000 tonnes (392 million pounds) of copper and 3.5 million pounds of molybdenum due to declining molybdenum grades. Capital expenditures for 2006 are planned at $65 million, including $43 million for new mine equipment, $9 million for the Valley pit crusher and conveyor relocation, and $13 million of sustaining capital expenditures. The current three-year agreement with the United Steelworkers of America will expire in September 2006.

The Highland Valley Copper mine is proceeding with an extension of the mine life by five years to 2013. Capital costs for the project are approximately $40 million. In addition, there will be stripping costs on the push-back of the Valley pit wall estimated to be $150 million in the four-year period from 2006 to 2009. These costs will be deferred and amortized over the extension period. Approximately 85% of the waste for the Valley pit expansion will be removed by the end of 2009, and the average strip ratio for the remaining mine life after 2009 is estimated to be 0.15 to 1. During the transition period, the mine strip ratio will increase and copper production will decline to approximately 120,000 tonnes per year in 2008 and 2009. Annual copper production for the four years following 2009 is estimated to average 165,000 tonnes per year.

HIGHLAND VALLEY COPPER MINE, B.C., CANADA
==============================================================================
100%                                                  2005      2004      2003
==============================================================================

Tonnes milled (000's)                               50,666    50,623    49,030
Copper grade (%)                                     0.398     0.384     0.393
Copper recovery (%)                                   88.8      87.7      88.5
Copper production (000's tonnes)                     179.0     170.3     170.4
Copper sales (000's tonnes)                          185.8     156.1     168.7
Molybdenum production (million lb)                     6.3      10.7       7.3
Molybdenum sales (million lb)                          6.9      10.8       7.0
Capital expenditures ($ millions)                       10         4         7
Operating profit ($ millions) (Note)                   613       431        56
==============================================================================

Note: Commencing March 1, 2004, the company increased its interest to 97.5% and consolidated 100% of the mine's operating profit with a 2.5% minority interest. Operating profits in 2003 and the first two months of 2004 represent the company's 64% interest in the mine.

ANTAMINA (22.5%)

The Antamina mine, located in the north central Peruvian Andes, is a joint venture between Teck Cominco (22.5%), BHP Billiton (33.75%), Falconbridge (33.75%) and Mitsubishi (10%). Production in 2005 was 375,000 tonnes (826 million pounds) of copper, 184,000 tonnes (406 million pounds) of zinc and 15 million pounds of molybdenum. The molybdenum flotation circuit capacity was increased and optimized in early 2005, resulting in significantly improved recoveries. A revised reserve and resource estimate was completed in mid-2005 based on 142,000 metres of drilling, which significantly improved local predictive capabilities but did not substantially change previously reported global reserve and resource estimates.

Antamina is subject to Peruvian regulated workers' participation, which is calculated at 8% of taxable earnings. In addition, 50% of Antamina's corporate taxes are mandated to be spent on local community projects. High commodity prices have resulted in payouts, which significantly increase workers' annual earnings and fund significant community projects.

The company's share of operating profit improved to $384 million compared with $184 million for 2004 as a result of higher metal prices and molybdenum sales.

Mill throughput in 2006 is planned to be 31 million tonnes producing 386,000 tonnes (852 million pounds) of copper, 164,000 tonnes (361 million pounds) of zinc and 18 million pounds of molybdenum. Planned capital expenditures are expected to be $69 million in 2006.

On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of project cash flow after recovery of capital costs and an interest factor. As at December 31, 2005, the balance of the company's share of unrecovered project costs and interest was US$44 million, and the company estimates that the royalty will become payable in the first half of 2006.

ANTAMINA MINE, ANCASH, PERU

===============================================================================
100%                                                       2005    2004    2003
===============================================================================
Tonnes milled (000's)                                    30,344  31,255  26,412
Copper grade (%)                                           1.35    1.34    1.19
Zinc grade (%)                                             0.92    0.97    1.86
Copper recovery (%)                                        90.3    87.3    80.9
Zinc recovery (%)                                          82.7    73.8    78.9
Copper production (000's tonnes)                          374.6   362.1   252.4
Copper sales (000's tonnes)                               384.1   341.3   260.8
Zinc production (000's tonnes)                            184.3   190.1   362.7
Zinc sales (000's tonnes)                                 190.5   181.5   349.7
Molybdenum production (million lb)                         14.8     7.9     1.2
Molybdenum sales (million lb)                              16.1     4.0     1.6
Capital expenditures ($ millions)                            62      39      51
Company's share (22.5%) of operating profit ($ millions)    384     184      26
Equity earnings (22.5% $millions)                            --      --      10
===============================================================================

GOLD

HEMLO MINES (50%)

Teck Cominco has a 50% interest in the Williams and David Bell gold mines, located in northwestern Ontario approximately 350 km east of Thunder Bay. The mines are jointly operated by Teck Cominco Limited and Barrick Gold Corporation.

Teck Cominco's share of gold production was 230,000 ounces, or 7% below the previous year. The underground mine at Williams continues to go through significant transition as a greater percentage of production is being mined with Alimak methods, which require longer lead times for development. Underground access to and extraction of high-grade stopes at the David Bell mine continues to be restricted due to ground problems.

Teck Cominco's share of operating profit was $9 million in 2005, significantly lower than 2004 due mainly to lower production and higher operating costs. A weaker US dollar partially offset the impact of stronger US dollar gold prices. Hemlo gold production in 2006 is expected to be slightly higher than 2005 levels as the transition to Alimak mining at Williams improves ore availability. Ore grades are anticipated to remain similar for another two years, after which time they are expected to decline as the underground ores are depleted, which will put heavier reliance on the lower grade open pit. Based on current reserves, the David Bell mine is scheduled to close in 2009 and the Williams mine in 2011.

Exploration is focused on extending resources to the east and west and beneath current reserves. Exploration and resource conversion will remain the key focus areas for the property over the next several years.

HEMLO MINES, ONTARIO, CANADA
===============================================================================
100%                                                       2005    2004    2003
===============================================================================

Tonnes milled (000's)                                     3,503   3,662   3,576
Grade (grams/tonne)                                         4.4     4.5     4.9
Mill recovery (%)                                          93.7    94.0    95.0
Production (000's oz)                                       460     495     536
Cash operating cost per oz (US$)                            336     266     239
Capital expenditures ($ millions)                            15      27      28
Company's share (50%) of operating profit ($ millions)        9      32      30
===============================================================================

POGO GOLD MINE (40%)

The Pogo gold mine is located 145 km southeast of Fairbanks, Alaska. It is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation of Japan (9%). Teck Cominco has a 40% interest in the mine and is the operator.

The Pogo deposit was discovered in 1994 by the Sumitomo companies. In 1997, Teck Cominco secured its interest by signing a joint venture agreement that required funding the feasibility study and the initial development capital. After obtaining all key environmental permits in early 2004, construction of a 2,500 tons per day underground mine and mill started. Construction is substantially complete and the first feed was introduced to the mill in January 2006. This was two months ahead of schedule and was the culmination of an 11-year process from discovery, data gathering, permitting, design and construction. Site access required construction of an 80-km all-weather access road. Infrastructure for the project included an 80-km 138kV power transmission line, permanent camp for 200 people, gold processing facilities, water treatment plant and paste backfill plant/dry-stack tailings facility.

Annual gold production of 350,000 to 500,000 ounces is expected over the 10-year life of the project. Production in 2006 is scheduled to be more than 400,000 ounces. Ramp-up of production will take place over the next few months, with full production expected by mid-year. The final construction cost for the project is estimated to be US$347 million.

Exploration work on the property was restarted in 2005. Drilling on the Chorizo prospect, located 12 km from the existing infrastructure on the eastern side of the property, resulted in the discovery of a new mineralized quartz vein. Additional drilling is planned in 2006.

SMELTING AND REFINING

TRAIL (100%)

The metallurgical operations at Trail, British Columbia, constitute one of the world's largest fully integrated zinc and lead smelting and refining complexes. The facility produces a variety of other metal, chemical and fertilizer products.

Refined zinc production of 223,000 tonnes in 2005 was 25% lower than the previous year as a result of the interruption caused by the 79-day strike that began on July 19, 2005. The strike ended on October 5, 2005, when the unions ratified the terms of a new collective agreement covering the three-year period from June 1, 2005, to May 31, 2008. Following the start-up in October, refined zinc production averaged 26,000 tonnes per month in November and December.

Refined lead production in 2005, at 69,000 tonnes, was impacted by both the scheduled 39-day lead smelter shutdown early in the year and the strike. These production disruptions were partially offset by improved operational performance. No major shutdowns are scheduled for 2006.

Indium production was also affected by the strike, with 33,000 kg produced in 2005 compared with 42,000 kg in 2004. Despite the production disruption caused by the strike, Trail's profit from metal operations of $80 million in 2005 was only 18% lower than the previous year due to higher metal prices and increased profitability from specialty metals. In 2006, Trail is expected to produce 295,000 tonnes of zinc, 95,000 tonnes of lead, 20 million ounces of silver and 52,000 kg of indium. Capital expenditures in 2006 are planned to be $37 million.

Indium production has traditionally been limited by high levels of tin in Bolivian concentrates, one of Trail's primary sources of indium. Tin causes metallurgical problems in the lead smelter, and a $9 million tin removal process in the drossing plant will be commissioned in the second quarter of 2006. This will increase indium production capacity to over 75,000 kg per year, though actual production will be restricted by the ability to acquire indium-bearing concentrates.

In February 2006, Trail began processing electronic scrap under a one-year permit to eventually recycle 20,000 tonnes of this waste material annually. The process addresses the critical social and environmental issue of electronic waste while providing Trail operations with a business opportunity that is independent of the metal price cycle.

TRAIL SMELTING AND REFINING, B.C., CANADA
===============================================================================
100%                                                  2005      2004      2003
===============================================================================

Zinc production (tonnes)                           223,200   296,000   283,100
Lead production (tonnes)                            68,600    84,300    87,800
Zinc sales (tonnes)                                228,300   295,500   288,400
Lead sales (tonnes)                                 64,900    82,100    83,700
Silver production (000's oz)                        15,100    19,700    18,300
Indium production (kilograms)                       32,500    41,800    36,100
Capital expenditures ($ millions)                       34        24        40
Surplus power sold (gigawatt hrs)                    1,278       957       769
Power price (US$/megawatt hr)                           58        44        39
Operating profit (loss) ($ millions)
   Metal operations                                     80        98        (2)
   Power sales                                          69        37        26
===============================================================================

TRAIL POWER (100%)

Teck Cominco owns the Waneta hydroelectric dam, built in 1954 and located 10 km south of Trail, close to the border with the United States. The company also owns a 15-km transmission line from Waneta to the United States power distribution system. The Waneta Dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which Teck Cominco receives approximately 2,690 GW.h per year of power, regardless of the water flow available for power generation.

Operating profit of $69 million in 2005 was significantly higher than $37 million earned in 2004 due to higher power prices, as well as increased sales volumes as a result of the metal operations being shut down during the strike. Surplus power sales in 2006 are expected to be approximately 950 GW.h. Planned capital expenditures for 2006 are $33 million to complete and install the fourth upgraded generator unit at Waneta Dam as well as to replace substations and other dam infrastructure.

OIL SANDS PROJECT

FORT HILLS (15%)

In November 2005 the company acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in northern Alberta. The acquisition price will be satisfied by the company contributing $850 million (34%) of the first $2.5 billion of project expenditures and its 15% share thereafter. The project is owned 55% by Petro-Canada, 30% by UTS Energy Corporation, and 15% by Teck Cominco. Petro-Canada became a partner in the project in March 2005 and is the project operator.

The project will consist of an open-pit truck-shovel operation, bitumen extraction-froth treatment plant and an upgrader. An upgrader will be built in Sturgeon County, northeast of Edmonton, Alberta, to treat the recovered bitumen and produce a synthetic crude oil that will be marketed to oil refineries in North America.

Preliminary concept screening and selection work was carried out in 2005, with feasibility level engineering studies planned for 2006/2007. The engineering studies will be in sufficient detail to receive the partners' approval to proceed with detailed engineering and construction in late 2007. An Environmental Impact Assessment, which is expected to be complete by November 2006, has begun for the permitting of the upgrader portion of the project.

The project budget in 2006 is estimated to be $260 million, in addition to $60 million incurred in February 2006 to acquire additional leases. The company's 34% share of forecast 2006 expenditures is $109 million.

MARKETS

COMMODITIES IN GENERAL

Teck Cominco's principal products are copper, metallurgical coal and zinc, accounting for 27%, 27% and 21% of revenues respectively in 2005. Molybdenum is a significant by-product of the company's copper operations that accounted for 7% of revenue in 2005. The company also produces gold, lead, indium and germanium. The latter three are by-products of our zinc mining and refining business, and revenues from these products are included in the zinc segment.

Demand for all our major products increased in 2005, with strong global economic growth led by China. As the following charts illustrate, inventories for copper and zinc have declined as prices have strengthened.

If current trends in global economic conditions continue, we expect that prices of our principal products will remain strong over the medium term, with periods of price volatility. Our assessment of market dynamics suggests that economic growth and production capacity in China will continue to be a major factor influencing global supply and demand for commodities.

ZINC

In 2005, global zinc consumption was approximately 11 million tonnes, or 24 billion pounds. As with other commodities, escalating consumption in China has been a major factor in the increased demand for zinc. China is a significant producer of mined and refined zinc, and was a net exporter of the metal until 2004. That fact, coupled with significant new zinc production from the Red Dog mine expansion, the Antamina mine in Peru and the Century mine in Australia, contributed to excessive zinc inventories, which peaked in 2004 before beginning to decline sharply.

These circumstances contributed to recovery in the price of zinc lagging behind copper and other metals. The zinc price rallied late in the year and averaged US$0.63 per pound in 2005, compared with US$0.48 per pound the previous year.


Absolute Growth In Consumption 2000 to 20005 for Zinc
[GRAPHIC OMITTED][BAR CHART]



Zinc Price and Inventory (LME)                  Global Demand for Zinc
[GRAPHIC OMITTED][LINE GRAPH]                   [GRAPHIC OMITTED][BAR CHART]

COPPER

Current global consumption of copper is approximately 17 million tonnes per year, or 37 billion pounds. China presently accounts for approximately 22% of refined copper consumption and is the primary source of demand growth for copper. In 2005, the London Metal Exchange copper price averaged US$1.67 per pound, up 28% from the average price of US$1.30 per pound in 2004.

Global copper mine production rose by approximately 400,000 tonnes (2.5% of demand) in 2005 and is expected to increase by a further 650,000 tonnes in 2006. Even with increased production in 2005, inventories remained at historically low levels and the price of copper strengthened throughout the year. In 2006, it is anticipated that price volatility will continue, with prices expected to moderate as new supply becomes available and inventories increase.

Absolute Growth In Consumption 2000 to 20005 for Copper
[GRAPHIC OMITTED][BAR CHART]


Copper Price and Inventory (LME)
[GRAPHIC OMITTED][LINE GRAPH]


Global Demand for Copper
[GRAPHIC OMITTED][BAR CHART]

COAL

Teck Cominco is a major producer of metallurgical coal through its interest in the Elk Valley Coal Partnership. Unlike most major metals, which are priced on a daily basis through metal exchanges, the price for the majority of metallurgical coal sales is settled through annual negotiations with buyers in the steel industry for the "coal year" running from April 1 to March 31. For the 2005 coal year, strong global demand combined with limited supply resulted in the price for hard coking being set at US$125 per tonne, up from US$53 per tonne the previous year. Although Elk Valley Coal mines other types of coal, it is predominantly a producer of hard coking coal, resulting in a blended average price of US$122 per tonne for the 2005 coal year. The combination of 2004 and 2005 coal year prices resulted in an average price of US$99 per tonne for the 2005 calendar year.

The relatively tight market for hard coking coal has eased over the course of 2005. While 2006 contract prices are expected to remain strong relative to historical levels of the last decade, volumes are still uncertain.

GOLD

In 2005, the price of gold averaged US$445 per ounce and ended the year at US$513 per ounce. Gold prices have rallied from prices below US$300 per ounce in 2001 to their current level due to a combination of factors: the 1999 Washington Agreement of Central Banks to limit gold sales, producers relying more on current market prices and less on fixed price contracts, limited new production, weakness of the US dollar and increasing demand from investors.

It is anticipated that gold prices in 2006 will continue to be influenced by concerns over the strength of the US dollar and investors' preference to hold gold as a monetary asset.


Gold Average Price (London P.M. Fix)
[GRAPHIC OMITTED][LINE GRAPH]


OTHER PRODUCTS

Teck Cominco produces molybdenum as a by-product from its copper mine at Highland Valley and through its interest in the Antamina copper, zinc mine. Molybdenum is used in alloyed steel fabrication. High demand in 2005 resulted in an average price of US$32 per pound for the year. However, because it is a by-product that may be produced at a number of copper mines throughout the world, the supply-side response to increased demand during the year resulted in a decline in price to US$25 per pound by year-end. Additional molybdenum roaster capacity is expected to result in continued downward pressure on prices in 2006.

Teck Cominco's Trail refinery is a large producer of indium, which is a key component of coated glass used in thin-screen televisions and flat-panel computer monitors. Production in 2005 amounted to 32,500 kilograms. The 2005 price for indium averaged US$991 per kilogram compared with US$625 in 2004. The outlook for indium remains positive as demand growth is expected to continue.

FINANCIAL REVIEW

Net earnings for the year ended December 31, 2005, were $1.3 billion, or $6.62 per share, compared with net earnings of $617 million or $3.18 per share in 2004, and net earnings of $134 million or $0.71 per share in 2003.

Net earnings in 2005 included a number of non-recurring items, including favourable tax adjustments of $94 million and gains on the sale of investments and assets which totalled $65 million on an after-tax basis. Net earnings in 2004 were net of a $52 million after-tax loss from a writedown of an investment in Sons of Gwalia Limited, while net earnings in 2003 included an after-tax gain of $41 million on the sale of assets.

The significantly higher earnings in 2005 and in 2004 compared with the previous year were both due to rising commodity prices, with prices of copper, zinc, lead, molybdenum, gold and coal surpassing the averages of the previous year. These average commodity prices and US dollar exchange rates are presented in the table on page 15. Partially offsetting the effect of higher metal prices was a weaker US dollar. The company's realized Canadian/US dollar exchange rate including hedging gains was 1.23 in 2005, compared with 1.32 in 2004 and 1.45 in 2003.

In addition to higher commodity prices, 2005 net earnings benefited from a 21% increase in copper sales volumes over 2004 due to higher production and a drawdown of inventory. Coal sales volumes in 2005 were similar to 2004, while zinc sales volumes decreased from 2004, when sales were significantly higher because of a drawdown in inventory and customers taking early deliveries. The reduction in zinc sales volumes, however, was more than offset by the significantly higher prices.

Compared with 2003, the 2004 net earnings benefited from a 5% and 27% increase in zinc and copper sales volumes respectively, as well as a 128% increase in molybdenum sales. The higher production and sales from Highland Valley Copper were mainly a result of acquiring an additional 34% interest in the mine in March 2004. The higher molybdenum sales were due to higher ore grades and mill recovery improvements at Highland Valley Copper.

Cash flow from operations in 2005, before changes to non-cash working capital items, was $1.7 billion, compared with $1.1 billion in 2004 and $314 million in 2003. The significant increase in cash flow from operations in the last two years was due mainly to rising commodity prices, partially offset by the effect of a weaker US dollar. In 2005, there were substantial increases in operating profits from zinc, copper and coal operations. In 2004, the most significant increases came from copper and zinc operations, driven by price increases for copper, zinc and by-products.

FINANCIAL DATA
==============================================================================
($ MILLIONS, EXCEPT PER SHARE DATA)          2005          2004          2003
==============================================================================

 EARNINGS AND CASH FLOW
    Net earnings                         $   1,345       $   617      $    134
    Cash flow from operations            $   1,670       $ 1,143      $    314
    Earnings per share                   $    6.62       $  3.18      $   0.71
    Diluted earnings per share           $    6.22       $  2.99      $   0.68
    Dividends (declared) per share       $    0.80       $  0.30      $   0.20
    Capital expenditures                 $     326       $   216      $    158
    Investments                          $     220       $   132      $    297
 BALANCE SHEET
    Total assets                         $   8,809       $ 6,059      $  5,375
    Long-term debt                       $   1,508       $   627      $  1,045

 ==============================================================================

At December 31, 2005, the company had a cash balance of $3.1 billion against debt of $1.7 billion. The company's long-term debt to debt-plus-equity ratio was 28%, compared with 17% at the end of 2004.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 16 and 17.

Revenues from operations were $4.4 billion in 2005, compared with $3.4 billion in 2004 and $2.2 billion in 2003. Major revenue increases in 2005 over 2004 included approximately $466 million from copper and molybdenum sales and $528 million from coal operations.

The significant increase in revenues in 2004 over 2003 was due to higher commodity prices, higher coal sales volumes, the purchase of an additional 34% interest in Highland Valley Copper in the first quarter of 2004 and the change-over from equity accounting to consolidation of Antamina results on July 1, 2003.

AVERAGE METAL PRICES AND EXCHANGE RATE
=============================================================================
                                                   2005       2004      2003
=============================================================================
Zinc (LME Cash -- US$/pound)                        0.63       0.48      0.38
Copper (LME Cash -- US$/pound)                      1.67       1.30      0.81
Lead (LME Cash -- US$/pound)                        0.44       0.40      0.23
Molybdenum (realized -- US$/pound)                    26         17         4
Gold (LME PM fix -- US$/ounce)                       445        409       363
Coal (realized -- US$/tonne)                          99         52        45
Canadian/US$ exchange rate (Bank of Canada)        1.21       1.30      1.40
=============================================================================

COSTS AND EXPENSES

General, administration and marketing expense was $89 million in 2005, compared with $68 million in 2004 and $55 million in 2003. The majority of the 2005 increase over 2004 related to stock-based compensation expense due to the appreciation in the company's share price.

Interest expense of $69 million in 2005 was $8 million higher than the previous year due mainly to the company's US$1.0 billion bond issue in September. Interest expense of $61 million in 2004 was lower than $65 million in 2003 due mainly to declining debt balances and a more favourable US dollar exchange rate.

Exploration expense was $70 million in 2005, compared with $42 million in 2004 and $30 million in 2003. The higher exploration expense is a reflection of the company's increased commitment to exploration. Exploration expense of $70 million in 2005 included $45 million or 64% of total expenditures on gold and copper projects, $17 million on nickel and poly-metallic projects and $8 million on diamond projects. Of the total expenditures, approximately 16% was spent in Canada, 14% in the United States and 27% in Australia, with the remaining expenditures incurred mostly in Brazil, Chile, Mexico and Peru.

Other income, net of miscellaneous expenses, of $155 million included income from the company's interest in the Fording Canadian Coal Trust of $76 million and gains on sale of investments of $58 million. Interest income increased to $56 million due to higher cash balances, which included the proceeds of the US$1.0 billion of bonds issued in the third quarter of 2005. Other expenses included $29 million of losses on commodity forward sales and $24 million in additional reclamation provisions on closed properties.

The provision for income and resource taxes of $575 million in 2005 included non-recurring favourable adjustments of $94 million to future tax liabilities as certain provisions for future taxes were no longer considered necessary. The composite tax rate, excluding the effect of these non-recurring adjustments, was 35%. Included in the provision for income and resource taxes are provincial mineral taxes on mining income earned in Canada, which is taxed at rates between 9% and 13%, partially offset by depletion allowances. The reconciliation of the tax provision to the statutory rates is presented in
Note 19(b) of the financial statements.

PRODUCTION AND SALES STATISTICS (Note 1)
----------------------------------------------------------------------------------------------------------------------------
                                                                    PRODUCTION                            SALES
Years ended December 31                                    2005        2004        2003       2005        2004         2003
----------------------------------------------------------------------------------------------------------------------------
TRAIL OPERATIONS

REFINED ZINC (THOUSAND TONNES)                              223         296         283        228         296          288
REFINED LEAD (THOUSAND TONNES)                               69          84          88         65          82           84
SURPLUS POWER (GW.H)                                         --          --          --      1,278         957          769

MINE OPERATIONS (Note 2)

ZINC                  Red Dog                               568         554         579        545         651          567
(THOUSAND TONNES)     Antamina                               41          43          82         43          41           79
                      Pend Oreille                           45          17          --         44          17           --
                      Other                                   3           5           4          3           5           36
                      ------------------------------------------------------------------------------------------------------
                                                            657         619         665        635         714          682

COPPER                Highland Valley Copper (Note 3)       175         158         109        181         140          108
(THOUSAND TONNES)     Antamina                               84          82          57         87          77           59
                      Louvicourt                              4           8          10          4           8           10
                      ------------------------------------------------------------------------------------------------------
                                                            263         248         176        272         225          177

LEAD                  Red Dog                               102         117         125        105         127          124
(THOUSAND TONNES)     Pend Oreille                            8           2          --          8           3           --
                      Polaris                                --          --          --         --          --            7
                      ------------------------------------------------------------------------------------------------------
                                                            110         119         125        113         130          131

MOLYBDENUM            Highland Valley Copper              6,149       9,853       4,672      6,682      10,130        4,481
(THOUSAND POUNDS)     Antamina                            3,333       1,778         262      3,628         903          361
                      ------------------------------------------------------------------------------------------------------
                                                          9,482      11,631       4,934     10,310      11,033        4,842

GOLD                  Hemlo                                 230         247         268        230         246          268
(THOUSAND OUNCES)     Other                                  15          14          13         12          13           13
                      ------------------------------------------------------------------------------------------------------
                                                            245         261         281        242         259          281

COAL                  Elk Valley Coal (Note 4)            9,948       9,277       6,442      9,352       9,333        7,254

(THOUSAND TONNES)     Elkview and Bullmoose                  --          --       1,116         --          --        1,500
                      ------------------------------------------------------------------------------------------------------
                                                          9,948       9,277       7,558      9,352       9,333        8,754
============================================================================================================================

Notes:
(1) The above production and sales volumes refer to the company's share.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) The company owns 97.5% of Highland Valley Copper since March 1, 2004, and owned 63.9% prior to that date.
(4) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. Effective April 1, 2006, the company's direct interest will be 40%.

OPERATING PROFIT, REVENUE AND DEPRECIATION

============================================================================================================================
                                                                                                        DEPRECIATION AND
($ IN MILLIONS)                                   OPERATING PROFIT                 REVENUE                AMORTIZATION
----------------------------------------------------------------------------------------------------------------------------
                                               2005     2004     2003      2005     2004      2003    2005    2004     2003
----------------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)             $  149   $  135    $  24   $   937   $1,006    $  800    $ 39    $ 47    $  46
   Red Dog                                      325      207       42       677      626       408      60      68       65
   Pend Oreille                                   2       (4)      --        54       17        --      18       5       --
   Inter-segment sales and other                 --        1       --      (119)    (108)      (64)      1      --        1
   -------------------------------------------------------------------------------------------------------------------------
                                                476      339       66     1,549    1,541     1,144     118     120      112

COPPER
   Highland Valley Copper (Note 2)              613      431       56     1,021      748       270      60      52       35
   Antamina (Note 3)                            384      184       26       524      318       100      38      41       20
   Louvicourt                                    12       13        1        21       34        24       3       9       10
   -------------------------------------------------------------------------------------------------------------------------
                                              1,009      628       83     1,566    1,100       394     101     102       65

GOLD
   Hemlo                                          9       32       30       127      142       143      21      22       19

COAL
   Elk Valley Coal (Note 4)                     512      125       73     1,173      645       450      34      31       25
   Elkview and Bullmoose                         --       --       18        --       --        97      --      --        2
   -------------------------------------------------------------------------------------------------------------------------
                                                512      125       91     1,173      645       547      34      31       27

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                        $2,006   $1,124    $ 270   $ 4,415   $3,428    $2,228    $274    $275    $ 223
============================================================================================================================

Notes:
(1) Operating profit and revenue are segregated by operations. Results of operations at Red Dog include sales of lead. Similarly, results of operations at Antamina include of zinc and molybdenum, and those at
     Highland  Valley  Copper  include  by-product   molybdenum.   Results  of
     operations at Trail include by-products indium, germanium, gold, silver, fertilizers and surplus power sales.
(2) Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5%. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(3) Antamina results were proportionately consolidated commencing July 1, 2003, and equity accounted prior to that date.
(4) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. Effective April 1, 2006, the company's direct interest will be 40%.
(5)  Depreciation and amortization are deducted in calculating operating profit.

Operating Profit Before Depreciation
[GRAPHIC OMITTED]
[BAR CHART]

----------------------------------------------------------------
                           2001    2002    2003    2004    2005
                           ----    ----    ----    ----    ----
                                        ($Millions)
Total (Coal, Refining,
      Gold, Zinc, Copper)   594     361     493   1,399   2,280
----------------------------------------------------------------


Operating Profit After Depreciation
[GRAPHIC OMITTED]
[BAR CHART]

----------------------------------------------------------------
                           2001    2002    2003    2004    2005
                           ----    ----    ----    ----    ----
                                       ($Millions)
Total (Coal, Refining,
      Gold, Zinc, Copper)   364     155     270   1,124   2,006
----------------------------------------------------------------


Long-Term Debt & Total Capitalization
[GRAPHIC OMITTED]
[BAR CHART]

-----------------------------------------------------------------
                           2001    2002    2003     2004    2005
                           ----    ----    ----     ----    ----
                                      ($Millions)
Long-Term Debt            1,005     933   1,045      627   1,508
Total Caplitalization     4,558   4,498   4,735    5,351   7,446
-----------------------------------------------------------------

FINANCIAL POSITION AND LIQUIDITY

OPERATING CASH FLOW

Cash flow from operations before changes to non-cash working capital items was $1.7 billion for 2005 compared with $1.1 billion a year ago, mainly as a result of the significantly higher prices for the company's main products. Operating cash flow of $1.1 billion in 2004 was higher than the $314 million in 2003 due also to rising copper and zinc prices, and the acquisition of an additional 34% interest in Highland Valley Copper in the first quarter of 2004.

INVESTING ACTIVITIES

Capital expenditures in 2005 amounted to $326 million, with $170 million of sustaining capital expenditures and $156 million of project development expenditures. The company's share of development expenditures was $88 million on the Pogo gold mine and $51 million on the capacity expansion projects in the Elk Valley Coal Partnership. Total capital expenditures in 2004 were $216 million, including $67 million on the Pogo gold mine. Investments of $220 million in 2005 included the company's initial contribution of $17 million to the Fort Hills Energy Limited Partnership, and the balance in marketable securities.

The major investment in 2004 was the purchase of an additional 34% interest in Highland Valley Copper for $80 million. In 2003 the company invested $275 million in the Elk Valley Coal Partnership.

Major dispositions were the sale of marketable securities for $118 million in 2005, the sale of the Cajamarquilla zinc refinery in 2004 for net proceeds of $156 million and the sale of the Los Filos gold project in 2003 for net proceeds of $49 million.

FINANCING ACTIVITIES

The company issued 10 and 30-year notes totalling US$300 million and US$700 million respectively in September 2005. Net proceeds of the issue totalled $1.2 billion. The 10-year notes have a coupon of 5.375%, and the 30-year notes have a coupon of 6.125% with interest paid semi-annually.

In 2005, repayment of long-term debt consisted of the company's share of the minimum and accelerated repayments of $95 million on the Antamina project debt. At December 31, 2005, Antamina's project debt had been reduced to US$558 million, of which the company's share was US$125 million (2004 - US$204 million). The 2004 long-term debt repayments of $124 million included total repayments of $60 million for the Antamina project debt.

In 2005, the company recorded $28 million as proceeds on the exercise of employee and director stock options. In 2004, the company issued 7.6 million Class B subordinate voting shares for $126 million: $90 million on the exercise of 5.0 million share purchase warrants, and $36 million on the exercise of employee and director stock options.

In September 2004, the company issued 7.3 million Class B subordinate voting shares on the conversion of a stated amount at maturity of US$156 million of the convertible debentures due 2006. The redemption and share issue, a non-cash transaction, was not included on the cash flow statement.

The company increased its semi-annual dividend to $0.40 per share in 2005, declaring semi-annual dividends of $81 million. The payment of the second semi-annual dividend was delayed until after year-end in light of proposed changes in tax legislation regarding dividends.

CASH RESOURCES AND LIQUIDITY

At December 31, 2005, the company had a cash balance of $3.1 billion against debt of $1.7 billion. Long-term debt to debt-plus-equity ratio was 28%, compared with 17% at the end of 2004.

At December 31, 2005, the company had bank credit facilities aggregating $1.1 billion, 97% of which mature in 2008 and beyond. Unused credit lines under these facilities amounted to $912 million, after issuing letters of credit for $131 million.

QUARTERLY EARNINGS AND CASH FLOW

($ IN MILLIONS, EXCEPT PER SHARE
INFORMATION)
                                                           2005
                                        --------------------------------------
                                             Q4        Q3        Q2        Q1
==============================================================================
Revenues                                $ 1,343    $1,150     $ 994     $ 928

Operating profit                            700       560       417       329
Net earnings                                510       405       225       205
Earnings per share                         2.50      2.00      1.11      1.01
Cash flow from continuing operations        576       476       332       286
==============================================================================

                                                           2004
                                        --------------------------------------
                                             Q4        Q3        Q2        Q1
==============================================================================

Revenues                                $ 1,051    $  925     $ 777     $ 675

Operating profit                            392       332       221       179
Net earnings                                285       120       116        96
Earnings per share                         1.42      0.62      0.60      0.51
Cash flow from continuing operations        403       329       231       180
==============================================================================

In the fourth quarter of 2005, revenues from operations were $1.3 billion, compared with $1.1 billion in the same period a year ago. Major increases over 2004 were due to higher copper, zinc and coal prices.

Net earnings in the fourth quarter of 2005 were $510 million or $2.50 per share, compared with net earnings of $285 million or $1.42 per share in the fourth quarter of 2004.

The higher earnings in the fourth quarter of 2005 were principally the result of higher prices for the company's products. The average LME prices for copper and zinc were US$1.95 and US$0.74 per pound respectively in the quarter, up 39% and 45% from the same period a year earlier. A weaker US dollar partially offset the effect of the higher commodity prices. The company's realized Canadian/US dollar exchange rate including hedging gains was 1.19 in the fourth quarter, compared with 1.25 in the fourth quarter of 2004.

Included in fourth quarter earnings were a favourable tax adjustment of $52 million for the reduction of a future income tax liability and gains on the sale of investments of $20 million ($17 million on an after-tax basis).

Cash flow from operations, before changes to non-cash working capital items, was $576 million in the fourth quarter of 2005 compared with $403 million in the fourth quarter of 2004, with the increase due mainly to significantly higher operating profits for zinc, copper and coal operations.

OUTLOOK

EARNINGS AND CASH FLOW

The company's expected share of 2006 production volumes for its major products is as follows:

------------------------------------------------------------
                                          2005        2006
                                        ACTUAL        PLAN
------------------------------------------------------------

Refined zinc (000's tonnes)                223         295
Refined lead (000's tonnes)                 69          95
Zinc in concentrate (000's tonnes)         657         660
Lead in concentrate (000's tonnes)         110         115
Copper in concentrate (000's tonnes)       263         260
Molybdenum (000's pounds)                9,482       7,400
Gold (000's ounces)                        245         440
Metallurgical coal (000's tonnes)*       9,948       9,700
============================================================

*    Excluding the company's indirect interest in Elk Valley
     Coal  Partnership  through  its  investment  in Fording
     Canadian Coal Trust units.

At Trail, planned production of refined zinc and lead in 2006 is higher than 2005 levels because 2005 production was affected by the strike from July to early October. Power sales in 2006 are estimated to be 950 gigawatt hours.

Sales and profits of the Red Dog mine follow a seasonal pattern, with the highest sales volumes of zinc and most of the lead sales occurring in the last five months of the year, following the commencement of the shipping season in July. In the first two quarters of 2006, sales of zinc in concentrate are expected to be approximately 100,000 tonnes and 70,000 tonnes respectively and there will be immaterial sales of lead concentrate.

Molybdenum production at Highland Valley Copper in 2006 is expected to decrease by approximately 3 million pounds from the 2005 production level, as more ore will be processed from the Valley pit, which has a lower molybdenum content.

At Antamina, copper production in 2006 is expected to be slightly higher than the 2005 production level, while zinc production in 2006 is expected to decrease by approximately 10% due to changes to ore mix and grades.

Elk Valley Coal continues to move ahead with expansion projects that will ultimately increase its annualized production capacity to 30 million tonnes. However, Elk Valley Coal's production capacity is expected to be restricted in 2006 to approximately 24 to 25 million tonnes due to a global shortage of haulage truck tires. Elk Valley Coal anticipates this tire shortage will continue into 2007. Elk Valley Coal is currently negotiating with its customers on 2006 contract year sales prices, which will take effect on April 1, 2006.

Gold production is expected to increase by approximately 195,000 ounces from 2005 due to production from the new Pogo mine, which is expected to achieve commercial production in the second quarter of 2006.

Copper and zinc prices have strengthened in the fourth quarter, but are vulnerable to fluctuations due to changes in global economic conditions. Fluctuations in metal prices will affect the company's earnings and may result in significant settlement adjustments on outstanding settlements receivable. At December 31, 2005, outstanding settlements included 192 million pounds of copper having a carrying value of US$2.03 per pound and 205 million pounds of zinc at US$0.87 per pound. The amount of additional revenues recognized by the company as a result of settlement adjustments in respect of price increases will be reduced by price participation deductions as provided in the smelting and refinery agreements.

Any strengthening of the Canadian dollar relative to the US dollar will have a negative impact on the company's earnings, as the prices of the company's products are denominated in US dollars and a significant portion of the company's operating costs are Canadian dollar based. The US dollar weakened from an exchange rate of 1.20 to the Canadian dollar at December 31, 2004, to
1.16 at December 31, 2005.

EARNINGS SENSITIVITY

The estimated sensitivity of the company's annual earnings to changes in metal prices and US dollar exchange rate based on anticipated 2006 production is as follows:

============================================================
                                           ESTIMATED IMPACT
                                                  ON ANNUAL
                            CHANGE       AFTER-TAX EARNINGS
============================================================
                                            (CDN$ MILLIONS)

Zinc                 US$0.01/pound                     $ 10
Lead                 US$0.01/pound                     $  3
Copper               US$0.01/pound                     $  4
Gold                   US$10/ounce                     $  3
Coal                    US$1/tonne                     $  7
Molybdenum              US$1/pound                     $  5
Power                    US$10/MWh                     $  7
Cdn$/US$                  Cdn$0.01                     $ 17
============================================================

Note: The effect on the company's earnings of commodity price movements will vary from quarter to quarter depending on sales volumes. On a quarterly basis, commodity price changes will result in price adjustments on outstanding receivables, which are not reflected in these sensitivity estimates. The impact of the US dollar exchange rate will depend on the underlying commodity prices.

The company's operations are experiencing rising production costs due to increasing prices for fuel, steel, tires, labour and maintenance parts and supplies. These rising prices, driven by increased global economic activities, are expected to continue into 2006 and affect the company's operating costs.

The composite tax rate on the company's regular earnings in 2006 is expected to increase to approximately 36% to 40%, as some of the tax losses which were available to reduce tax expense in 2005 have been fully recognized.

The company's capital expenditures are estimated to be $380 million for 2006. Planned sustaining capital expenditures for 2006 amount to $185 million, and development project costs are expected to be $195 million, including $45 million at Highland Valley Copper and $109 million on the Fort Hills oil sands project.


CONTINGENCIES

LEGAL PROCEEDINGS

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005, in Seattle, Washington, and the Court reserved judgment.

In September 2005, the District Court lifted the stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

The original citizen's suit was brought pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

In 2003, Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. This action was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice closed its investigation in late 2004. The European Commission did not find any grounds to proceed with the investigation and closed their file on the copper case in 2005. The company is cooperating in the continuing investigation in Canada, and there can be no assurance that the investigation in Canada will not result in further regulatory action against the company or HVC or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

TAX RECOVERY

The company has appealed the reassessment of Ontario mining taxes by the Minister of Finance (Ontario) on its gold hedging gains. In the case of another taxpayer under similar facts, the Ontario Court of Appeal ruled that gold hedging gains were exempt from Ontario mining taxes. The Minister of Finance (Ontario) appealed this ruling to the Supreme Court of Canada and a decision is pending. The company has analyzed the effect of these court cases and has not recorded any recovery of the disputed amounts pending possible appeal and discussions with the Minister of Finance (Ontario). The amount of mining taxes and interest which may be recovered is approximately $16 million.

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and mining taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

PROPERTY, PLANT AND EQUIPMENT

The company capitalizes the development costs of mining projects when economically recoverable reserves are believed to exist. Upon commencement of production, these costs are amortized over the life of the mine based on proven and probable reserves. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2005. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

INCOME AND RESOURCE TAXES

The determination of the company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the company makes provision for such items based on management's best estimate of the final outcome of these matters.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The cost of providing benefits through defined benefit pension plans and post-retirement benefits plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected return on plan assets, future compensation increases and health care cost trends. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

ASSET RETIREMENT OBLIGATIONS

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which result in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

RECOGNITION OF CONTINGENCIES

The company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized at discounted value for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy was adopted retroactively and resulted in an increase in long-term liability of $210 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $23 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings.

STOCK-BASED COMPENSATION

Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation. This method resulted in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock-based awards granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003.

HEDGE ACCOUNTING

On January 1, 2004, the company adopted Accounting Guideline 13 (AcG-13) "Hedging Relationships" and EIC 128 "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of this standard.

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignifi-cant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

DEFERRED STRIPPING COSTS

In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC pronouncement would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2005, the company had capitalized deferred stripping costs of $52 million.

DERIVATIVE INSTRUMENTS

In April 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

(i)   Financial Instruments - Recognition and Measurement, Section 3855

      This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

(ii)  Hedges, Section 3865

      This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(iii) Comprehensive Income, Section 1530

      This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US generally accepted accounting principles (GAAP), is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

OTHER INFORMATION

OUTSTANDING SHARE DATA

As at February 6, 2006, there were 198,790,155 Class B subordinate voting shares and 4,673,453 Class A common shares (Class A shares) outstanding. In addition, there were outstanding 2,653,306 director and employee stock options with exercise prices ranging between $6.39 and $45.28 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B subordinate voting shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion are set out in Note 16 of the company's 2005 year-end financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure   controls  and  procedures  are  designed  to  provide  reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

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

CONTRACTUAL AND OTHER OBLIGATIONS

The company's contractual and other obligations as at December 31, 2005, are summarized as follows:

=================================================================================================================
                                                                     LESS THAN                          MORE THAN
($ IN MILLIONS)                                               TOTAL     1 YEAR   2-3 YEARS   4-5 YEARS    5 YEARS
=================================================================================================================
Debt                                                        $ 1,721      $ 213       $ 82       $  40     $ 1,386
Operating leases                                                 97         22         24          15          36
Road and port lease at Red Dog (Note 1)                         792         21         42          42         687
Minimum purchase obligations (Note 2):
   Concentrate and other supply purchases                       307        275          7           7          18
   Shipping and distribution                                    102         16         31          23          32
Pension funding (Note 3)                                         72         53         --          --          --
Other non-pension post-retirement benefits (Note 4)             273          9         21          25         218
Asset retirement obligations (Note 5)                           406         36         43          32         295
Contributions to the Fort Hills oil sands project (Note 6)      829        109        306         414          --
Other long-term liabilities (Note 7)                             54         --         --          --          54
=================================================================================================================

Notes:
(1) The company leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.
(2) The majority of the company's minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3) As at December 31, 2005, the company had a net pension funding deficit of $72 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2006 in respect of defined benefit pension plans is $53 million. The timing and amount of additional funding after 2006 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.
(4) The company had a discounted, actuarially determined liability of $273 million in respect of other non-pension post-retirement benefits as at December 31, 2005. Amounts shown are estimated expenditures in the indicated years.
(5) Amounts shown for asset retirement obligations are estimated expenditures in the indicated years. In addition to the above, the company has ongoing treatment and monitoring costs of $2 million per annum for 2006-2031 and $8 million per annum for 2032-2105.
(6) The company has committed to contribute 34% of the first $2.5 billion of expenditures on the Fort Hills oil sands project. (7) Other long-term liabilities include amounts for workers' compensation and severance. There are no minimum payment obligations for these amounts over the next five years.


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